October 23, 2024

Jorn Husemoen
Chief Financial Officer
Crown LNG Holdings Ltd
37th Floor
1 Canada Square
Canary Wharf, London
Greater London E14 5AA
United Kingdom

       Re: Crown LNG Holdings Ltd
           Registration Statement on Form F-1
           Filed September 30, 2024
           File No. 333-282396
Dear Jorn Husemoen:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed September 30, 2024
Cover Page

1. For each of the securities being registered for resale, disclose the price that the Selling
       Securityholders paid for such securities.
2. Disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the
 October 23, 2024
Page 2

       discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares.
Risk Factors
Risks Related to our Securities
Certain existing shareholders purchased securities in the Company at a price below the current trading price..., page 35

4. Please revise your risk factor to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the securities. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.
We do not have experience operating as a public company subject to U.S. federal securities laws, page 41

5. We note your disclosure at page F-41. Please update and revise your risk factor to state that you did not timely file your 10-K for the fiscal year ended December 31,
       2023 and as a result received written notice from NYSE American that you were not in compliance with continued listing standards.
Crown's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 96

6.     In light of the significant number of redemptions and the unlikelihood that the
       company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any
       changes in the company   s liquidity position since the business
combination. If the
       company is likely to have to seek additional capital, discuss the effect of this offering
       on the company   s ability to raise additional capital.
7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales
       could impact the market price of the company   s common stock. Your
discussion
       should highlight the fact that the Selling Securityholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
8. We note that your registration statement on Form F-4 (333-274832), which went effective on February 14, 2024, included certain projections furnished by Crown to
       Catcha. Please revise your discussion here to discuss, in greater detail, any areas that present inconsistencies. For instance, the Form F-4 referred to an estimated operational date on your Kakinada Project of the first half of 2028, whereas disclosure
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Page 3

       in the instant prospectus and in your Form 6-K filed October 16, 2024 reflect an estimated operational date of, at the earliest, 2029. Please update your disclosure in
       Liquidity and Capital Resources, and elsewhere, to provide updated information about
       the company   s financial position and further risks to the business
operations and
       liquidity in light of any new circumstances.
Plan of Distribution, page 149

9. We note your disclosure that the Selling Securityholders may sell their securities using various methods, including purchases by a broker-dealer as principal and resale by the broker-dealer for their account as well as any other method permitted by applicable law. Please confirm your understanding that the retention by a Selling
       Securityholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
Exhibits

10. We note the legality opinions filed as Exhibits 5.1 and 5.2 appear to be those filed in connection with your previous registration statement on Form F-4 (File No. 333-
       274832). Please obtain and file new legality opinions that accurately describe the transactions covered by this registration statement.
General

11. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investor(s), PIPE investor(s), and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investor(s), PIPE investor(s), and/or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
12. Please update the financial statements included in the filing for Crown LNG pursuant to Item 8.A.5 of Form 20-F, as directed by Item 4.a of Form F-1. Also update the associated financial information in applicable sections of the filing as appropriate, for example, capitalization, MD&A and pro forma financial information presented.
13. With respect to a portion of the securities being registered on this registration statement, we note that you are registering the primary issuance of your common stock upon the exercise of outstanding, privately placed warrants. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common stock to private placement purchasers as these shares appear to have been offered privately. Alternatively, please revise to clarify, if true, that any
       "primary issuance" of your common stock would be exclusively to third parties which
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Page 4

       did not purchase the privately placed warrants from you in prior private placements.
       For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 134.02.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Liz Packebusch at 202-551-8749 or Daniel Morris at 202-551-3314
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Ana Garcia Bodan